Exhibit 17.1

February 17, 2011

Jin Chul Jhung

Chairman of the Board

The Board of Directors

Center Financial Corporation

Center Bank

3435 Wilshire Boulevard, Suite 700

Los Angeles, California 90010

Dear Chairman Jhung:

As requested in your letter dated January 12, 2011, I hereby resign, effective February 17, 2011, as a director of Center Financial Corporation. Taking this opportunity, I personally would like to thank you for your strong support and the warm encouragement offered to me over the last four years I worked for Center Financial Corporation.

Sincerely,

/s/ Jae Whan Yoo

Jae Whan Yoo